EXHIBIT 99

              DESCRIPTION OF ORASURE TECHNOLOGIES CAPITAL STOCK

General

The  authorized  capital  stock of OraSure  Technologies,  Inc.,  a  corporation organized under the laws of the state of Delaware, consists of 120,000,000 shares of common stock, par value $.000001 per share, and 25,000,000 shares of preferred stock, par value $.000001 per share, 120,000 shares of which have been designated Series A Preferred Stock and reserved for issuance upon the exercise of the rights distributed to the holders of OraSure Technologies common stock pursuant to the rights agreement described below under "Description of Rights." All of the outstanding shares of the capital stock of OraSure Technologies are duly authorized, validly issued, fully paid and nonassessable, and no class is entitled to preemptive rights.

OraSure Technologies Common Stock

Subject to the rights of holders of any outstanding OraSure Technologies preferred stock, the holders of outstanding shares of OraSure Technologies common stock are entitled to share ratably in dividends declared out of assets legally available therefor at such time and in such amounts as the OraSure Technologies board of directors may from time to time lawfully determine.

Each holder of OraSure Technologies common stock is entitled to one vote for each share held and, except as otherwise provided by law or by the OraSure Technologies board of directors with respect to any series of OraSure Technologies preferred stock, the holders of OraSure Technologies common stock will exclusively possess all voting power. Holders of OraSure Technologies common stock are not entitled to accumulate votes for the election of directors. The OraSure Technologies common stock is not entitled to conversion or preemptive rights and is not subject to redemption or assessment. Subject to the rights of holders of any outstanding OraSure Technologies preferred stock, upon liquidation, dissolution or winding up of OraSure Technologies, any assets legally available for distribution to stockholders as such are to be distributed ratably among the holders of the OraSure Technologies common stock at that time outstanding.

OraSure Technologies Preferred Stock

The OraSure Technologies board of directors has the authority to issue OraSure Technologies preferred stock in one or more series with such distinctive serial designations, at such price or prices and for such other consideration as may be fixed by the OraSure Technologies board of directors. OraSure Technologies preferred stock of all series shall be in all respects entitled to the same preferences, rights and privileges and subject to the same qualifications, limitations and restrictions; provided, however, that different series of OraSure Technologies preferred stock may vary with respect to, among other things, dividend rates, conversion rights, voting rights, redemption rights, liquidation preferences and the number of shares constituting each such series as shall be determined and fixed by resolution or resolutions of the OraSure Technologies board


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of directors providing for the issuance of such series, without any further vote or action by the stockholders of OraSure Technologies. All the shares of any one series will be alike in all respects. The ability of the OraSure Technologies board of directors to issue OraSure Technologies preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from acquiring, a majority of the outstanding voting stock of OraSure Technologies.

Description of Rights

On May 6, 2000, the OraSure Technologies board of directors adopted a Rights Plan. Pursuant to the Rights Plan, OraSure Technologies will distribute a dividend of one right to purchase shares of capital stock of OraSure Technologies under certain circumstances specified in the Rights Plan, for each outstanding share of common stock. We refer to these purchase rights as the "Rights." The Rights will trade with the common stock and detach and become exercisable only if, in a transaction not approved by the OraSure Technologies board of directors, ten business days elapse after either a person (together with that person's affiliates or associates) acquires 15% or more of the outstanding shares of OraSure Technologies common stock, or announces a tender offer the completion of which would result in ownership by a person (together with such person's affiliates or associates) of 15% or more of those shares.

If the Rights detach and become exercisable as a result of the commencement of a tender offer, unless subsequently redeemed, each Right then would entitle its holder to purchase one one-thousandth of a share of the Series A Preferred Stock for an exercise price specified in the Rights Plan (which is intended to equal the estimated value of OraSure Technologies common stock at the end of the ten-year life of the Rights). If OraSure Technologies were to be involved in a merger or other business combination transaction after the Rights become exercisable, each Right would entitle its holder to purchase, for the Right's exercise price, a number of the acquiring or surviving company's shares of common stock having a market value equal to twice the exercise price. If, in a transaction not approved by the OraSure Technologies board of directors, a person (together with such person's affiliates or associates) acquires 15% or more of the outstanding shares of OraSure Technologies common stock, each Right would entitle its holder (other than the acquiring person and its affiliates and associates, all of whose Rights become automatically void) to purchase, for the Right's exercise price, a number of shares of OraSure Technologies common stock having a market value equal to twice the exercise price. At any time after a person (together with such person's affiliates or associates) acquires at least 15%, but not more than 50%, of the outstanding shares of OraSure Technologies common stock, the OraSure Technologies board of directors can elect to exchange one share of common stock for each Right (other than Rights held by such acquiring person and its affiliates and associates). OraSure Technologies would be entitled to redeem the Rights at $.01 per Right at any time until ten business days following a public announcement that a person (together with such person's affiliates or associates) has acquired beneficial ownership of 15% or more of the outstanding shares of common stock. Following such an announcement, or, subject to certain exceptions specified in the Rights Plan, the acquisition of beneficial ownership of 15% or more of the outstanding shares of common stock by the acquiror (together with such person's affiliates or associates), the Rights acquired by such person or persons would be null and void. Prior to the

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date upon which the Rights detach, the terms of the Rights Plan could be amended by the OraSure Technologies board of directors without the consent of the holders of the Rights. The Rights expire on May 6, 2010, unless earlier redeemed by OraSure Technologies.

The Rights Plan may deter takeover bids for OraSure Technologies. To the extent an acquiror would be discouraged by the Rights Plan from acquiring an equity position in OraSure Technologies, stockholders may be deprived from receiving a premium for their shares. The issuance of additional shares of common stock prior to the time the Rights become exercisable would result in an increase in the number of Rights outstanding.

We anticipate that the Series A Preferred Stock, if issued, would rank junior to all other series of preferred stock as to the payment of dividends and the distribution of assets in liquidation, unless the terms of any such other series provide otherwise. Each share of Series A Preferred Stock would have a quarterly dividend rate per share equal to 1,000 times the per share amount of any dividend (other than a dividend payable in shares of common stock or a subdivision of the common stock) declared from time to time on the common stock, subject to certain adjustments. The holders of Series A Preferred Stock would be entitled to receive a preferred liquidation payment per share of $1,000 (plus accrued and unpaid dividends) or, if greater, an amount equal to 1,000 times the payment to be made per share of common stock. Generally, the holder of each share of Series A Preferred Stock would vote together with the common stock (and any other series of preferred stock entitled to vote on such matter) on any matter as to which the common stock is entitled to vote, including the election of directors. The holder of each share of Series A Preferred Stock would be entitled to 1,000 votes, or one vote for each one one-thousandth of a share. In the event of any merger, consolidation, combination or other transaction in which shares of common stock are exchange for or changed into other stock or securities, cash and/or property, the holder of each share of Series A Preferred Stock would be entitled to receive 1,000 times the aggregate amount of stock, securities, cash and/or property into which or for which each share of common stock is changed or exchanged.

The foregoing dividend, voting and liquidation rights of the Series A Preferred Stock would be protected against dilution in the event that additional shares of common stock are issued pursuant to a stock split or stock dividend. Because of the nature of the Series A Preferred Stock's dividend, voting, liquidation and other rights, the value of the one one-thousandth of a share of Series A Preferred Stock purchasable with each Right is intended to approximate the value of one share of common stock.

Statutory Business Combination Provision

OraSure Technologies will be subject to Section 203 of the Delaware General Corporation Law, which generally prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the time that the person became an interested stockholder, unless (i) prior to such time the Board of Directors of the corporation approved either the business combination or the transaction in which the person became an interested stockholder, (ii) upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owns at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding


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shares  owned by  directors  who are also  officers  of the  corporation  and by certain employee stock plans, or (iii) at or after such time the business combination is approved by the Board of Directors of the corporation and by the affirmative vote of at least 66 2/3% of the outstanding voting stock of the corporation that is not owned by the interested stockholder. A "business combination" generally includes mergers, asset sales and similar transactions between the corporation and the interested stockholder, and other transactions resulting in a financial benefit to the stockholder. An "interested stockholder" is a person who owns 15% or more of the corporation's voting stock or who is an affiliate or associate of the corporation and, together with his or her affiliates and associates, has owned 15% or more of the corporation's voting stock within three year period immediately prior to the date on which it is sought to be determined whether such person is an interested stockholder.

Other Matters

The certificate of incorporation of OraSure Technologies provides that the number of directors shall be as determined by the Board of Directors from time to time, but shall be at least three and not more than twelve. It also provides that directors may be removed only for cause, and then only by the affirmative vote of the holders of at least a majority of all outstanding voting stock entitled to vote in an election of directors. This provision, in conjunction with the provision of the certificate of incorporation authorizing the Board of Directors to fill vacant directorships, will prevent stockholders from removing incumbent directors without cause and filling the resulting vacancies with their own nominees.

The certificate of incorporation further provides that the OraSure Technologies' Board of Directors will be divided into three classes, with each class containing as nearly as possible one-third of the total number of directors and the members of each class serving for staggered three-year terms. At each annual meeting of OraSure Technologies' stockholders, the number of directors equal to the number of the class whose term expires at the time of such meeting will be elected to hold office until the third succeeding annual meeting of stockholders. This provision could make it more difficult for stockholders to take control of the Board of Directors.

The certificate of incorporation of OraSure Technologies provides that stockholders may act only at an annual or special meeting of stockholders and may not act by written consent unless such consent is unanimous. The certificate of incorporation provides that special meetings of the stockholders can be called only by the Chairman of the Board, the Chief Executive Officer, the President, or the Board of Directors pursuant to a resolution approved by a majority of the whole Board of Directors. This provision will prevent stockholders from removing board members by calling a special meeting of stockholders without the consent of the Chairman of the Board, the Chief Executive Officer, President or the Board of Directors.

The certificate of incorporation of OraSure Technologies authorizes the Board of Directors to take into account (in addition to any other considerations which the Board of Directors may lawfully take into account) in determining whether to take or to refrain from taking corporate action on any possible acquisition proposals, including proposing any related matter to the stockholders of OraSure Technologies, the long-term as well as short-term interests of OraSure Technologies and its stockholders, including the possibility that these may be best served by the

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continued independence of OraSure Technologies,  customers,  employees and other constituencies of OraSure Technologies and any subsidiaries, as well as the effect upon communities in which OraSure Technologies and any subsidiaries do business. In considering the foregoing and other pertinent factors, the Board of Directors is not required, in considering the best interests of OraSure Technologies, to regard any particular corporate interest or the interest of any particular group affected by such action as a controlling interest.

Certain provisions of the certificate of incorporation and bylaws of OraSure Technologies, including those described above, may only be amended by stockholders upon the affirmative vote of the holders of at least 66.6% of the outstanding voting capital stock entitled to vote on such amendment.